

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2024

Janet Turner
Chief Financial Officer
Fortitude Gold Corporation
2886 Carriage Manor Point
Colorado Springs, CO
80906

    Re: **Fortitude Gold Corporation**
        Form 10-K for the Fiscal Year ended December 31, 2023
        Filed February 27, 2024
        File No. 333-249533

Dear Janet Turner:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Jason Reid